

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

January 17, 2008

Mr. Fernando Ramirez Mazarredo
Group Managing Director of Finance
Repsol YPF, S.A.
Paseo de la Castellana
278-280, 28046
Madrid, Spain

> **Re:** **Repsol YPF, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 25, 2007**
> **Response Letter Dated January 14, 2008**
> **File No. 1-10220**

Dear Mr. Mazarredo:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief